

Mail Stop 4561

November 3, 2017

Matt J. Chambless
Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695

> **Re: Computer Programs and Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 15, 2017**
> **Form 8-K Furnished November 2, 2017**
> **File No. 000-49796**

Dear Mr. Chambless:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.   Please tell us whether management uses bookings as presented in your earnings releases to evaluate your business, and if so, what consideration was given to disclosing bookings as a key business metric. Refer to Section III.B.1 of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Presentation, page 66

2.   We note that you reclassified product development costs and certain sales-facilitative costs from cost of sales to operating expenses. Please clarify the nature of these costs and whether they are directly related to the products sold or services rendered. Explain your basis for previously including these costs in cost of revenue and why it is more appropriate to classify them as operating expenses. Also, tell us what consideration was given to providing disclosure of the types of costs that are included in cost of sales.

Note 11. Financing Receivables, page 81

3.   Your customer balances with past due amounts reclassified to trade accounts receivable increased significantly between fiscal year 2015 and 2016. Please explain why there has been an increase in the past-due balances. Also, tell us how you support your assertion, as disclosed on page 82, that revenues under your sales-type leases are fixed and determinable because you have a history of successfully collecting amounts due under the original payment terms of these extended payment arrangements without making any concessions.

Form 8-K Furnished November 2, 2017

4.   Please explain your basis for adding the cash benefit from NOL utilization to the adjustment for income taxes when calculating Adjusted EBITDA. As part of your response, explain why you are adding a cash item to a performance measure. Refer to Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Matt J. Chambless
Computer Programs and Systems, Inc.
November 3, 2017
Page 3

   You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

            Sincerely,

            /s/ Stephen Krikorian

            Stephen Krikorian
            Accounting Branch Chief
            Office of Information Technologies
            and Services